Phoenix Corporate Office	Douglas N. Currault II
333 North Central Avenue	Assistant General Counsel
Phoenix, AZ 85004	and Corporate Secretary
(602) 366-8093 Tel
(602) 453-2871 Fax
E-mail: Douglas_Currault@fmi.com
July 26, 2012

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: John Reynolds

Re:    Freeport-McMoRan Copper & Gold Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-11307-01

Dear Mr. Reynolds:

Freeport-McMoRan Copper & Gold Inc. (the Company) submits this letter in response to the comment received from the Commission's staff (the Staff) by email dated July 16, 2012, in connection with the Company's Form 10-K for the fiscal year ended December 31, 2011 (the 2011 Form 10-K). We have reproduced below the full text of the Staff's comment in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 40

“Our business is subject to operational risks that could adversely affect our business,” page 47

Comment: We note that none of your risk factors, or other sections of your Form 10-K, specifically address any risks you may face from cyber attacks, such as attempts by third parties to gain access to your systems to compromise sensitive business information, to interrupt your systems or otherwise try to cause harm to your business and operations. In future filings, beginning with your next Form 10-Q, please provide risk factor disclosure describing the cybersecurity risks that you face or tell us why you believe such disclosure is unnecessary. If you have experienced any cyber attacks in the past, please state that fact in any additional risk factor disclosure in order to provide the proper context. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Securities and Exchange Commission
July 26, 2012

Response: In preparing our 2011 Form 10-K, the Company considered the Division of Corporation Finance's Disclosure Guidance Topic No. 2, “Cybersecurity,” dated October 13, 2011, along with other securities law disclosure requirements, and concluded that the risk of cyber incidents was not among the most significant factors that make an investment in our Company speculative or risky, and the costs or other consequences associated with known cyber incidents or the risk of potential cyber incidents did not represent a material event, trend, or uncertainty that was reasonably likely to have a material effect on the Company's results of operations, liquidity, or financial condition or to cause reported financial information not to be indicative of future operating results or financial condition. Our decision not to include a risk factor regarding the risk of cyber incidents was also consistent with the Staff's guidance that registrants provide disclosure tailored to their particular circumstances, rather than generic “boilerplate” risk factor disclosure.

Virtually all businesses today, including our Company, face cybersecurity risks. As in all aspects of risk management, the Company has implemented and maintains systems to protect against cybersecurity breaches. While our Company has experienced cybersecurity incidents, none of those incidents have had any serious or residual consequences for the Company, its customers or its vendors. Additionally, costs associated with the Company's efforts to protect its assets and secure confidential information have not been material. Although the Company believes it has provided appropriate disclosure to investors of the most significant factors that make an investment in our Company speculative or risky, in light of the increased focus on cybersecurity, in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012, we will expand our discussion of the operational risks that could adversely impact our business to include language that specifically highlights cybersecurity risks as follows:

“Our business may also be impacted by information technology disruptions. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. We have experienced cybersecurity incidents in the past and may experience them in the future. We believe that we have implemented appropriate measures to mitigate potential risks to our technology and our operations from these information technology disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.”

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company

Securities and Exchange Commission
July 26, 2012

further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,

/s/ Douglas N. Currault II

Douglas N. Currault II
Assistant General Counsel and
Corporate Secretary

cc:	Richard C. Adkerson
Kathleen L. Quirk
C. Donald Whitmire, Jr.